Exhibit 12.2

MACK-CALI REALTY, L.P.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS

(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.’s ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred security dividends for each of the five years ended December 31, 2017 were as follows:

	For the Year Ended December 31,
	2017	2016	2015		2014	2013
EARNINGS:
ADD:
Income (loss) from continuing operations before noncontrolling interest and equity in earnings from unconsolidated joint ventures	$39,799	$111,506	$(138,880)		$33,814	$(87,359)
Fixed charges (see calculation below)	114,495	114,705	119,403		128,483	136,721
Amortization of capitalized interest	3,608	3,165	2,774		2,440	2,154
Distributed income of unconsolidated joint ventures	8,186	6,120	5,644		11,213	8,485
SUBTRACT:
Capitalized interest	(20,240)	(19,316)	(16,217)		(15,470)	(12,885)
TOTAL EARNINGS	$145,848	$216,180	$(27,276)		$160,480	$47,116

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$93,388	$103,051	$94,889		$103,051	$112,878
Capitalized interest	20,240	19,316	16,217		15,470	12,885
Interest portion (33 percent) of ground rents on land leases	867	500	135		135	135
TOTAL FIXED CHARGES	$114,495	$114,704	$119,403		$128,483	$136,721

Preferred unit distributions	8,840	—	—		—	—
TOTAL COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	$123,335	$114,704	$119,403		$128,483	$136.721

RATIO OF EARNINGS TO FIXED CHARGES	1.3	1.9		(a)	1.2		(a)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SECURITY DIVIDENDS	1.2	1.9		(b)	1.2		(b)

(a) Deficiency of earnings to cover fixed charges	$(146,679)	$(89,605)
(b) Deficiency of earnings to cover combined fixed charges and preferred security dividends	$(146,679)	$(89,605)